

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 25, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

   RE: Form 10-K for the fiscal year ended September 30, 2008
      Form 10-Q for the period ended December 31, 2008
       File No. 1-14122

Dear Mr. Wheat:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant